Exhibit 99.9

NICE Performance Management Wins CUSTOMER Magazine's
Workforce Optimization Innovation Award

NPM honored for unique adaptive capabilities that drive personalized employee engagement programs

Hoboken, N.J., March 18 2019 – NICE (Nasdaq: NICE) today announced that the NICE Performance Management (NPM) solution has won the 2018 Workforce Optimization Innovation Award by TMC's CUSTOMER magazine. NPM was recognized for its best in class adaptive capabilities that empower organizations to personalize employee engagement initiatives per individual while ensuring alignment with contact center goals. This accolade celebrates companies that are emerging as true leaders in the evolving workforce optimization market and showcases products which enable their clients to meet and exceed the expectations of their customers.

NPM enables companies to achieve contact center objectives by focusing on their employees and driving engagement and performance. The solution brings together oceans of data from multiple sources, distils it based on unique algorithms and provides a single picture of contact center and employee performance. NPM then presents unique insights that facilitate the creation of personalized adaptive performance programs that identify what is required for employees to achieve their goals, thus driving performance improvement and engagement while synchronizing them with organizational goals.

"NPM is designed to inspire and motivate employees while driving strong alignment with business goals," said Barry Cooper, President, NICE Enterprise Group. "Engaged employees are a cornerstone for ensuring unparalleled customer experiences which makes the difference in today's experience-led economy. These awards further validate the robust value and differentiation that our profound focus on innovation in workforce optimization delivers to our customers.

“Congratulations for winning the 2018 CUSTOMER Workforce Optimization Innovation Award,” said Rich Tehrani, CEO, TMC. “The award honors NICE's commitment to tying together data from multiple technologies to help develop an overall strategy for increasing client satisfaction, building loyalty and offering a customer experience that leads to repeat business. I look forward to watching its continued growth.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.